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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8 – 25357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CRESTVIEW SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

431 POST ROAD EAST, SUITE #1
(No. And Street)

WESTPORT,	CT	06880-4403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN MILLER MARLAND (203) 222-0333
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, NORMAN MILLER MARLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRESTVIEW SECURITIES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT, CCO, DIRECTOR, SOLE SHAREHOLDER
Title

Notary Public

My Commission Expires April 30, 2014



This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Crestview Securities, Inc.:

We have audited the accompanying statement of financial condition of Crestview Securities, Inc., (the "Company"), as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crestview Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fulvio + Associates LLP

New York, New York
February 25, 2010

CRESTVIEW SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	26,967
Commissions receivable		2,409
TOTALS ASSETS	$	29,376

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts Payable	$	3,840
Total Current Liabilities		3,840
Stockholder's Equity:		
Common Stock, par value $.10, 5,000 shares authorized, 1,100 shares outstanding		110
Capital in Excess of Par		23,140
Retained Earnings		2,286
Total Stockholder's Equity		25,536
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	29,376

The accompanying notes are an integral part of these financial statements.

CRESTVIEW SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commission Income	$ 40,427
Interest & Dividends	32
TOTAL INCOME	40,459
EXPENSES	
Rent	5,000
Professional Fees	10,265
Other Expenses	7,332
Total expenses	22,597
Net income	$ 17,862

The accompanying notes are an integral part of these financial statements.

CRESTVIEW SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Capital in Excess of Par	Retained Earnings	Total
Balance, January 1, 2009	$ 110	$ 23,140	$ 109,424	$ 132,674
Net Income	-	-	17,862	17,862
Withdrawals	-	-	(125,000)	(125,000)
Balance, December 31, 2009	$ 110	$ 23,140	$ 2,286	$ 25,536

The accompanying notes are an integral part of these financial statements.

CRESTVIEW SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities		
Net Income		$ 17,862
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in commissions receivable	$ 5,091	
Decrease in accounts payable	(660)	
Total adjustments		4,431
Net cash provided by operating activities		22,293
Cash flows from financing activities		
Capital withdrawals		(125,000)
Net cash used in financing activities		(125,000)
Net decrease in cash		(102,707)
Cash at beginning of year		129,674
Cash at end of year		$ 26,967

The accompanying notes are an integral part of these financial statements.

NOTE 1. Summary of Significant Accounting Policies

Accounting Basis

The books and records of the Company are kept on the accrual basis for financial reporting and income tax purposes. The accompanying financial statements represent the transactions of the Company for the year ended December 31, 2009.

Cash & Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates,

NOTE 2. Concentration of Credit Risk

Cash Balance

The Company maintains its cash in bank deposit accounts which are secured by the Federal Deposit Insurance Corporation (FDIC), At various times throughout the year, the Company's balance in its checking account may have exceeded the federally-insured limit. The Company has not experienced any losses in such accounts. The Company believes they are not exposed to any significant credit risk to cash.

The Company sells shares in investment companies, private placements of stocks, bonds and limited partnerships and other investment products to customers in various states throughout the country in which counterparties primarily include private investment firms, In the event counterparties do not fulfill their obligations, the Company may be exposed to risk, The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. Commissions earned from the investment companies are received within one month.

NOTE 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $25,536 which was $20,536 in excess of its required net capital of $5,000 The Company's net capital ratio was 0.15 to 1.

NOTE 4. Income Taxes

The Company has elected under the Internal Revenue Code to be an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision of liability for Federal income taxes has been included in the financial statements.

The state income tax provision relates to income taxes due in certain states which do not recognize the Company's "S" corporation status or which have minimum tax amounts,

No audits by the Internal Revenue Service or State Tax Agencies have been conducted since the Company's inception.

NOTE 5 Operating Lease

The Company occupies office facilities, which arc leased by the president and sole shareholder, Norman M. Marland. The lease agreement, which expired in May 2008, required a monthly rent of $1,000. The Company continues to lease its office facilities on a month to month basis. Although the Company is not legally bound under the lease, the Company paid $5,000 as it's share of the rent, during the year, which is included as rent expense on the income statement.

NOTE 6 Fair Value Measurement

The carrying amounts of financial instruments, including cash, accounts receivable, and accounts payable approximate their fair market value due to the short term maturities of these instruments. The carrying value of notes receivable and payable approximates the fair value based on the current market rates and conditions.

SUPPLEMENTARY INFORMATION

CRESTVIEW SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Net Capital		
Total Stockholder's Equity	$	25,536
Deductions and/or charges		
Non-Allowable Assets:		
Other assets		-
Net Capital	$	25,536
Schedule of aggregate indebtedness		
Accrued expenses		3,840
Computation of Minimum Net Capital Requirement:		
Minimum Required Net Capital (6.67% of aggregate indebtedness or $5,000, whichever is greater)		5,000
Excess Net Capital over Minimum Required	$	20,536
Ratio of Aggregate Indebtedness to Net Capital		0.15 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing.

CRESTVIEW SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2009

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORTS OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the stockholder of
Crestview Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Crestview Securities, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Fulvio + Associates LLP

New York, New York
February 25, 2010

CRESTVIEW SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2009

CRESTVIEW SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2009

CRESTVIEW SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2009

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